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SEC Mail Processing Section
FEB 25 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Finance US Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iakovos X. Tsounakis 212-656-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Iakovos X. Tsounakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Finance US Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Nancy J. Cohen
Notary Public State of NY
No 01CO6134863
Qualified in New York County
My Commission Expires 10/11/09

2/12/08

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpha Finance US Corporation

(A Wholly Owned Subsidiary of Alpha Bank AE)
Statement of Financial Condition
December 31, 2007

Alpha Finance US Corporation
(A Wholly-Owned Subsidiary of Alpha Bank AE)
Contents
December 31, 2007

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Stockholders of
Alpha Finance US Corporation

We have audited the accompanying statement of financial condition of Alpha Finance US Corporation (the "Company") (a wholly owned subsidiary of Alpha Bank AE) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alpha Finance US Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 1, 2008

Alpha Finance US Corporation
(A Wholly Owned Subsidiary of Alpha Bank AE)
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 2,122,330
Due from broker and dealers	118,944
Due from Parent	75,474
Property and equipment, net of accumulated depreciation of $964,665	36,960
Other assets	51,044
Total assets	$ 2,404,752
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 233,912
Total liabilities	233,912
Stockholder's equity	
Common stock, $0.01 par value, 1,000 shares authorized and 288.42 shares issued and outstanding	3
Paid-in capital	10,152,797
Accumulated deficit	(7,981,960)
Total stockholder's equity	2,170,840
Total liabilities and stockholder's equity	$ 2,404,752

The accompanying notes are an integral part of this financial statement.

1. Organization

Alpha Finance US Corporation (the "Company") is a wholly owned subsidiary of Alpha Bank AE (the "Parent"), a Greek financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company was incorporated on April 21, 1999 and commenced operations on February 24, 2000.

The Company offers, on an agency basis, research, execution and clearing services for Greek and other European equities and fixed income products to U.S. qualified institutional, accredited, and retail investors, including initial public offerings, private placements, asset management services, American Depositary Receipts and Global Depositary Receipts.

The Company also offers brokerage services to U.S., Greek and other European retail, private and institutional investors for U.S. securities.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers investments in money market funds and other highly liquid investments with original maturities of up to three months to be cash equivalents. The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the cash accounts exceeded the federally insured limits by approximately $2,022,000.

Property and Equipment

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets. A leasehold improvement is amortized over the shorter of the term of the lease or the useful life of the improvements.

Due from Parent

Amounts due from Parent represent commissions, which are denominated in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment at December 31, 2007 is as follows:

		Estimated Useful Lives
Computer equipment	$ 602,540	3 years
Leasehold improvements	224,155	5 years
Furniture and fixtures	174,930	4 years
	1,001,625	
Less accumulated depreciation	964,665	
	$ 36,960	

5. Related Party Transactions

The Company is economically dependent on the Parent and affiliates under common control.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes orders on an agency basis through an affiliated company (broker-dealers) of the Parent. Institutional customers of the Company settle and clear these trades locally on delivery versus payment or receipt versus payment (DVP/RVP) basis. Commissions are collected by the Parent and remitted periodically. In connection with these brokerage activities, the amount due from Parent amounts to $75,474.

6. Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2007, the Company's net capital under the Rule was $2,007,362, which exceeded the minimum requirement of $250,000 by $1,757,362.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on DVP/RVP basis.

7. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2007, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $3,100,000, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2007, the Company had net operating loss carryforwards of approximately $7,600,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards begin to expire in 2019 until 2027.

8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

9. Commitments

The Company entered into a noncancellable lease for office space, which expires in 2009. Minimum rentals under this lease agreement are as follows:

Year Ending December 31,	Minimum Lease Obligation
2008	$ 257,276
2009	257,276
Total future minimum lease payments	$ 514,552

Under the lease terms, annual rental is subject to escalation clauses relating to utilities, taxes, and other operating expenses.

10. Retirement Plan

The Company participates in a 401(k) savings plan covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100% from 1% up to a maximum of 6% of an employee's base pay. Employer matching contributions shall be determined by the employer with respect to each plan year.

END